A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON
CHARTERED ACCOUNTANTS

February 14, 2007

Counterpath Solutions, Inc.

300-505 Burrard Street

Vancouver, BC

V7X 1M3

Attention: David Karp, CFO

Dear Sir:

RE: SEC Comment Letter, February 5, 2007, File No. 0-50346

In response to question 1 contained in the above noted SEC comment letter, we have the following comments:

Our rational for not making a going concern modification to our April 30, 2006 audit report was that there was not substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time – fiscal 2007. The results of our procedures performed in planning, gathering evidential matter relative to the various audit objectives and completing the audit did not identify conditions and events that, when considered in the aggregate, indicated that there could be substantial doubt about the Company’s ability to continue as a going concern for the following fiscal year. Our audit procedures performed included analytical procedures, discussions with management, review of subsequent events, review of compliance with the terms of debt and loan agreements and reading the minutes of meetings of stockholders and the board of directors and inquiry of the Company legal counsel about litigation, claims and assessments.

Our analytical procedures were primarily based on a cash flow analysis for the following fiscal year 2007. We determined that the Company had significant working capital at the commencement of fiscal 2007 and along with the estimated cash usage during fiscal 2007, the Company would likely have working capital at the end of fiscal 2007 in excess of $1,100,000. The cash flow analysis was based on fiscal 2006 operating and investing cash outflows along with adjustments for additional expenditure commitments or other cash use requirements for fiscal 2007. We also noted that there were no unusual usages of cash during the period subsequent to April 30, 2006 to the date of our audit report dated July 7, 2006.

None of the other procedures performed by us noted above (discussions with management, review of subsequent events, review of compliance with the terms of debt and loan agreements and reading the minutes of meetings of stockholders and the board of directors and inquiry of the Company’s legal counsel about litigation, claims and assessments) identified conditions and events that indicate there could be substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time – fiscal 2007.

750 West Pender Street, Suite 604	Telephone: 604-689-0188
Vancouver Canada	Facsimile: 604-689-9773
V6C 2T7	E-MAIL: amishan@telus.net

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON
CHARTERED ACCOUNTANTS

If you have any further questions or comments, please contact our office.

Yours truly,

AMISANO HANSON

“Kevin Hanson”

Kevin Hanson, CA, CPA (Nevada and California)

07/O/COUNTERPATHSOLUTIONS.SEC.LTR

750 West Pender Street, Suite 604	Telephone: 604-689-0188
Vancouver Canada	Facsimile: 604-689-9773
V6C 2T7	E-MAIL: amishan@telus.net